

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Mr. Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

> **Re:** **Baserri Outdoors Group, Inc.**
> **Amendment No.2 to Offering Statement on Form 1-A**
> **Filed March 13, 2013**
> **File No. 024-10333**

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comments.

General

1.    Please monitor your requirement to provide updated financial information.  Please refer to the financial statement requirements of Form 1-A for guidance.  Note that an amendment filed after March 31, 2013, would require you to provide financial statement information as of and for your most recent fiscal year ended December 31, 2012.

Part I – Notification

Item 1. Significant Parties, page

2.    In light of your disclosure that Mrs. Rodrigue and Thompson will own respectively 29.61% of the outstanding shares after the offering (see page 25 of the offering circular), also identify them as beneficial owners under paragraph (e).

3.    Given that the legal opinion is rendered by the McGeary Law Firm, please revise Item1(h) to identify the correct legal counsel.

Cover Page

4.    At the end of page two you state that the offering "has not been registered for offer and sale in any states at the time of this document."  In response to comment six in our January 30, 2013 letter, you state that "Baserri Outdoors is currently pending registration with the State of Texas."  Please either revise your disclosure here or explain to us this seeming discrepancy.

5.      We note your disclosure in the second paragraph on page three.  Since this offering represents a direct public offering exempt from the registration requirements of the Securities Act of 1933, the qualification of the offering statement would not render the company subject to the reporting requirements of the Exchange Act of 1934.  In addition, if a public market for your stock develops, you will not be able to sell shares in this offering at a market price, but rather at the fixed price of $6.00 per share for the duration of this offering.  Please revise your disclosure accordingly.

6.      Please update the date of the offering circular.

Risk Factors, page 5

7.      We understand that proceeds of this offering will be used to pay the $1.2 million consideration for the acquisition of assets of Baserri Shotguns LLC, which otherwise closed on October 15, 2012.  Please tell us supplementally, and include appropriate risk factor disclosure, as to whether Baserri Shotguns LLC could unwind the purchase pursuant to the termination provisions the Asset Purchase Agreement or otherwise if the company does not meet the requirement to pay the consideration by April 15, 2013.

If we fail to complete the three acquisitions with Spanish gun manufacturers, page 7

8.      Please enhance this disclosure to clarify that transactions described in all of the letters of intent to acquire AyA, Lanber and Zabala are subject to the negotiation and execution of appropriate acquisition agreements, and satisfaction of conditions to closing which have yet to be determined.  Also clarify any risks associated with the fact that Baserri Shotguns LLC is the party to these letters of intent, and not Baserri Outdoors Group, and address whether the letters were part of the assets transferred to Baserri Outdoors Group, and whether AyA, Lanber and Zabala are aware of and have consented to the substitution of Baserri Outdoors Group for Baserri Shotguns with respect to these letters of intent.

5) We are subject to extensive regulation, page 6

9.      Please remove the second paragraph of your disclosure as a duplicate of the first paragraph.  Please comply with this comment also with respect to the first paragraph of your Impact of Regulation disclosure on page 17.

Business and Properties, page 8

10.     Refer to your disclosure on page nine.  In light of the disclosure requirements of Item 3(b) of Model A, please provide an estimate of resources required to develop your new shotgun models.  In addition, please expand your disclosure related to your manufacturing arrangements with the three Spanish companies, given that the manufacturing agreements you have filed as exhibits do not specify the payment terms,

but rather state that Baserri will pay for shotguns ordered "in accordance to previously established terms."

Valued Themes, page 10

11.     With a view towards disclosure, please provide us with some insight into how the manufacturing processes of the three Spanish companies will be integrated, by indicating, among other things, the current size of these companies' operations, their geographical proximity to AyA and any challenges you foresee with the integration process.

(k) Material events affecting Baserri Outdoors Group, Inc., page 18

12.     We note disclosure that you entered into a purchase agreement for the acquisition of Baserri Shotguns LLC in October 2012, but there is no disclosure as to whether the transaction closed, or what the material terms or consideration were.  Please clarify the status of the transaction and describe its material terms.  These would include, but not necessarily be limited to, the fact that the Asset Purchase Agreement provides for the purchase, for $1.2 million of cash, of the assets of Baserri Shotguns LLC, that Messrs. Rodrigue and Thompson are 95% members of Baserri Shotguns LLC, and that the payment of the consideration is due by April 15, 2013.  It also appears that the agreement may be terminated by Baserri Shotguns LLC, if payment of the consideration has not been made by that date.  If this is true, and the transaction could be unwound as a result, please disclose this.

Profitability Milestones, page 18

13.     Please revise your disclosure to properly disclose the expected timeline of "Breaking Escrow" and to define the term "DPO" in your third line item.

Offering Price Factors, page 19

14.     Please explain how you determined the percentage of outstanding stock to be held by the investors.  In addition, please disclose the post-offering value management is implicitly attributing to the company given the $6.00 offering price per share.  Refer to Item 8(b) of Model A.

15.     Please revise your disclosure in the third paragraph to state "upon qualification of the offering statement" rather than effectiveness of the registration statement.

16.     We note that the Principal Stockholders table on page 25 shows that Messrs. Rodrigue and Thompson will each own 1,036,314 shares of the company's common stock after the offering. Please describe the transactions in which they have or will acquire these shares, including all of the information required by Item 7(b) of Model A.

Use of Proceeds, page 20

17.     Please disclose whether the proceeds from this offering will satisfy the company's cash requirements for the next 12 months.  Refer to Item 12 of Model A.

18.     We note that you intend to use proceeds of this offering for the purchase of AyA, the costs of the merger of Baserri Shotguns and the purchase of Lanber  and Zabala assets, and new manufacturing facilities and US headquarters.  In each case, please briefly describe and state the costs of the assets you are acquiring and other material terms of the acquisitions, as required by Item 10(c) of Model A.

19.     We note the Asset Purchase Agreement identifies Messrs. Rodrigue and Thompson as selling members of Baserri Shotguns LLC, and that you will use $1.2 million of the proceeds of this offering to pay the consideration you owe to Baserri Shotguns LLC under that agreement.  Please clarify that Messrs. Rodrigue and Thompson, who are your officers and directors, are also the owners of Baserri Shotguns LLC, which will receive this portion of the proceeds of the offering, as required by Item 10(d) of Model A.

Description of Securities, page 21

20.     We note that you claim to have no shares of common stock outstanding.  Please disclose why you have no shares outstanding.  It seems that at a minimum, a third party would have contributed at least a nominal amount of capital as part of the company's formation, and would have received some form of equity ownership interest in the company as a result.  In addition, you should disclose the issuance of any securities under "Offering Price Factors" on page 19, as required by Item 7(b) of Model A.  We may have additional comments upon review of your response.

Plan of Distribution, page 22

21.     We note Exhibit V submitted as "Test-The-Waters" materials, in which you state that the offering is intended to be marketed, among others, "through various FINRA broker-dealers."  As this statement is inconsistent with the self-underwritten nature of this offering, please confirm for us the means by which you will conduct this offering.

22.     We are unable to locate the "Virtual Trading Room" on your website; instead we accessed the "Own a part of Baserri" webpage.  Please tell us what type of information you have provided in response to any online inquiries, and supplementally provide us with copies of these materials, as well as whether you have distributed the preliminary offering circular in connection with these inquiries.

23.     At the end of your disclosure in this section, please add the "Note" following Item 27 of Model A.

Principal Stockholders, page 25

24.     Based on your page 19 disclosure, it appears that if the maximum number of securities is
         sold, 23.8% of the shares outstanding will be held by the public investors, and 59.2% by
         Messrs. Rodrigue and Thompson collectively.  As none of the shares of the company's
         common stock are currently outstanding, please tell us who will hold 16.98% of the
         remaining outstanding shares.

Management Relations, Transactions and Remuneration, page 26

25.     You disclose that no remunerations were made during the last fiscal year; however, on
         page 34 for the first six months of 2012 you disclose a payroll expense of $20,615.
         Please advise or revise.

Balance Sheet, page 27

26.     We note you have labeled your financial statements of Baserri Outdoors Group, Inc.  It
         continues to appear you are providing the financial information of Baserri Shotguns LLC.
         For instance, we note your equity structure presentation includes a "shareholder's draw"
         line item.  This appears to be an element of an LLC structure rather than an incorporated
         entity.  Your discourse indicates you acquired Baserri Shotguns LLC on October 15,
         2012 as part of a common control transaction.  Please explain why you have labeled your
         information for periods prior to the merger, as being that of Baserri Outdoors Group, Inc.

27.     It appears you may need to present and label your financial information as being that of
         Baserri Shotguns LLC for all periods prior to your merger on October 15, 2012.  For
         periods subsequent to October 15, 2012, it would appear you should present the
         consolidated financial information for Baserri Outdoors Group, Inc.  Please contact us if
         you wish to discuss.

28.     Please explain to us the capital structure of Baserri Outdoors Group, Inc.  You stated the
         merger with Baserri Shotguns LLC occurred on October 15, 2012.  Please explain to us
         what consideration was exchanged to affect the merger.  We note that you have a line
         item in your use of proceeds disclosures which identifies an amount to be used for
         "Merger Costs of Baserri Shotguns."  Please explain this use of proceeds.  We also note
         your disclosure which indicates the Group has not issued any shares to date.  Please
         explain how the Group was able to merge with the LLC without issuing shares or any
         other apparent consideration.

Statements of Operations, page 28

29.     When presenting the Statement of Operations for Baserri Outdoors Group, Inc., please
         include Earnings(Loss) per share information.  Please refer to ASC 260 for guidance.

Summary of Significant Accounting Policies
Warranty, page 32

30.     We note your warranty policy and related disclosures elsewhere in your document.  Your disclosure on page 15 indicates your warranty costs are included in your product costs.  Please tell us where you have included in your balance sheet, your liability for probable warranty claims that have been incurred but not yet reported.

Signatures

31.     We reissue comment 29 in our letter dated January 30, 2013.  In addition to the signatures of your executive officers signing on behalf of the company, please include a separate signature block for each of the company's CEO and CFO, identifying their respective capacities as executive officers and directors of the company.

Legal Opinion of the McGeary Law Firm, P.C.

32.     Since a Regulation A offering is exempt from the registration requirements of the Securities Act, please have counsel revise its opinion to refer to the Form 1-A as an offering circular which is subject to qualification, and the securities as being qualified rather than registered.

Subscription Agreement

33.     Please revise the form of subscription agreement to remove the language stating that by signing the agreement the investor confirms that it has read the offering document, and if necessary it has received advice from a financial or legal counselor.  We would not object to use of language that the investor has "received" the offering documents.  Please re-file the modified subscription agreement as an exhibit to the offering statement.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director